AMENDMENT TO
                          INVESTMENT ADVISORY AGREEMENT

Section 6: COMPENSATION TO AEFC, paragraph (a) of the Investment Advisory Agreement between IDS Life Insurance Company (IDS Life) and American Express Financial Corporation (AEFC) dated October 14, 1998, is modified as follows. All other provisions of the agreement remain in full force and effect.

         a. The asset charge for each calendar day of each year shall be equal to the total of 1/365th (1/366th in each leap year) of the amount computed in accordance with paragraph (ii) below. The computation shall be made for each day on the basis of net assets as of the close of business. In the case of the suspension of the computation of net asset value, the fee for each day during such suspension shall be computed as of the close of business on the last full business day on which the net assets were computed. Net assets as of the close of a full business day shall include all transactions in shares of the Fund recorded on the books of the Fund for that day.

IN WITNESS WHEREOF, the parties have executed this amendment as of the 3rd day of June, 2002.

                                          IDS LIFE INSURANCE COMPANY


                                          By: /s/ Timothy V. Bechtold
                                              ------------------------
                                                  Timothy V. Bechtold
                                                  President


                                          AMERICAN EXPRESS FINANCIAL CORPORATION


                                          By: /s/ Paula R. Meyer
                                              ------------------------
                                                  Paula R. Meyer
                                                  Vice President